Exhibit 3.1

AMENDMENT TO

THE AMENDED AND RESTATED BYLAWS

OF OPGEN, INC.

(Effective as of August 5, 2020)

Section 2.07 of the Amended and Restated Bylaws (the “Bylaws”) of OpGen, Inc. (the “Corporation”) is hereby amended and restated in its entirety as follows:

Section 2.07 QUORUM. At any meeting of stockholders of the Corporation, the presence, in person or by proxy, of the holders of record of thirty-four percent (34%) of the shares then issued and outstanding and entitled to vote at the meeting shall constitute a quorum for the transaction of business; provided, however, that this Section 2.07 shall not affect any different requirement which may exist under statute, pursuant to the rights of any authorized class or series of stock, or under the Certificate of Incorporation of the Corporation, as amended or restated from time to time (the “Certificate of Incorporation”), for the vote necessary for the adoption of any measure governed thereby. The stockholders present at a duly called and held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

In the absence of a quorum, the stockholders present in person or by proxy, by majority vote and without further notice, may adjourn the meeting from time to time until a quorum is attained, but in the absence of a quorum, no other business may be transacted at that meeting, except as provided in this section. At any reconvened meeting following such adjournment at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed.